As filed with the Securities and Exchange Commission on December 20, 2004
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )*

                    Evergreen Utilities and High Income Fund
                       (Name of Subject Company (Issuer))

                    Evergreen Utilities and High Income Fund
                  (Name of Filing Persons (Offeror and Issuer))

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                   30034Q 10 9
                      (CUSIP Number of Class of Securities)

                           Michael H. Koonce, Esquire
                               200 Berkeley Street
                        Boston, Massachusetts 02116-5034
                                 (617) 210-3663

                 (Name, address, and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                    persons)

                                 With a copy to:
                           David C. Mahaffey, Esquire
                            Sullivan & Worcester LLP
                               1666 K Street, N.W.
                             Washington, D.C. 20006


                            Calculation of Filing Fee

-------------------------------------- -----------------------------------------
        Transaction Valuation                   Amount of Filing Fee
-------------------------------------- -----------------------------------------
-------------------------------------- -----------------------------------------
           $12,914,362(a)                           $1,520.02(b)
-------------------------------------- -----------------------------------------

(a) Calculated as the aggregate maximum purchase price to be paid for 575,250 shares in the offer, based upon the net asset value per share of $22.45 at December 14, 2004.

(b) Calculated as the Transaction Valuation multiplied by .00011770.


       / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:
                           Form or Registration No.:
                           Filing Party:
                           Date Filed:

       / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       / / third-party tender offer subject to Rule 14d-1.

       /x/ issuer tender offer subject to Rule 13e-4.

       / /  going-private transaction subject to Rule 13e-3.

       / /  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                             Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by Evergreen Utilities and High Income Fund, a statutory trust organized under the laws of the state of Delaware(the "Fund"), to purchase for cash up to 5% or 575,250 of the Fund's issued and outstanding common shares, no par value, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 20, 2004 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1-11 required to be disclosed in this Schedule TO.

Item 12.  Exhibits.

(a)(1)(i)    Offer to Purchase, dated December 20, 2004.

(a)(1)(ii)   Form of Letter of Transmittal.

(a)(1)(iii)  Form of Notice of Guaranteed Delivery.

(a)(1)(iv)   Notice of Offer to Purchase.

(a)(1)(v) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees including
             Instructions Regarding the Offer.

(a)(1)(vii)  Form of Letter to Shareholders.

(a)(1)(viii) Substitute Form W-9.

(a)(2)      None.

(a)(3)      Not Applicable.

(a)(4)      Not applicable.

(a)(5)(i) Press release issued on November 19, 2004 (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on November 19, 2004).

(a)(5)(ii) Press release issued on December 9, 2004 (Previously filed as a preliminary communication with the Fund's Schedule TO submitted via EDGAR on December 9, 2004).

(a)(5)(iii) Audited Financial Statements of the Fund for the fiscal year ended August 31, 2004. Incorporated herein by reference to the Fund's Annual Report for the fiscal year ended August 31, 2004 on Form N-CSR as filed with the Securities and Exchange Commission ("SEC") on November 9, 2004.

(b)         None.

(d) Depositary and Information Agent Agreement between the Fund and EquiServe, Inc. and EquiServe Trust Company, N.A. dated December 15, 2004.

(g)         Evergreen Liquidity Plan Q&A.

(h)         Opinion of Sullivan & Worcester LLP relating to the tax consequences of the tender offer.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    EVERGREEN UTILITIES AND HIGH INCOME FUND

                                        /s/ Michael H. Koonce
                                        ---------------------
                                        Name: Michael H. Koonce
                                        Title:   Secretary

Dated: December 20, 2004

                                  EXHIBIT INDEX


Exhibit

(a)(1)(i)       Offer to Purchase.

(a)(1)(ii)      Form of Letter of Transmittal.

(a)(1)(iii)     Form of Notice of Guaranteed Delivery.

(a)(1)(iv)      Notice of Offer to Purchase.

(a)(1)(v) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees including Instructions Regarding the Offer.

(a)(1)(vii)     Form of Letter to Shareholders.

(a)(1)(viii)    Substitute Form W-9.

(d) Depositary and Information Agent Agreement between the Fund and EquiServe, Inc. and EquiServe Trust Company,
                   N.A.

(g)             Evergreen Liquidity Plan Q&A.

(h)             Opinion of Sullivan & Worcester LLP.